Michael J. Minahan 617.570.1021 mminahan@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

February 22, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Transportation and Leisure
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lyn Shenk and Amy Geddes

Re:                             Yatra Online, Inc.
Form 20-F for Fiscal Year Ended March 31, 2017
Filed June 30, 2017
File No. 001-37968

Dear Mesdames:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F (File No. 001-37968) filed with the Commission on June 30, 2017 (the “Annual Report”), as set forth in your letter dated February 7, 2018 addressed to Mr. Alok Vaish, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, the page references refer to the Annual Report.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1.              We note that customers can book flights to and from Sudan through your website. Sudan is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. export controls. You do not include disclosure about contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through customers, partners, travel services providers or other direct or indirect arrangements. You should describe any products or services you

Ms. Shenk

Ms. Geddes
Division of Corporation Finance

February 22, 2018

have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

RESPONSE: The Company is an online travel company that enables its customers to explore and search for flights, hotels, and travel-related activities on the Company’s proprietary travel booking platform.  The Company facilitates travel commerce by connecting retail consumers and business enterprises with travel providers, such as airlines, hotels, tour operators and the like via its travel booking platform.  The Company enters into agreements with airlines and hotels and receives commissions and/or incentive payments from airlines and hotels for airline tickets sales and hotel bookings made via its platform.  The Company also charges a service fee for booking certain services through its platform.

As noted in the Comment Letter, the Company does provide travel services to or relating to Sudan, including the booking of flights to and from Sudan. The flight bookings to Sudan available through the Company’s website www.yatra.com are offered by Amadeus and Galileo, the Company’s third-party central reservation systems providers. Amadeus and Galileo distribute scheduling, ticket pricing and availability information for flights to and from Sudan and that information, pursuant to our arrangement with Amadeus and Galileo, is then automatically made available via the Company’s platform.  The Company does not have any business operations, subsidiaries, affiliated entities or employees in Sudan.  The Company does not have any agreements with travel suppliers in Sudan, with the Government of Sudan, nor, to its knowledge, with entities controlled by the Government of Sudan.

By any measure, the Company’s revenues associated with these Sudan-related travel services are de minimis and the Company does not consider them to be material to an investment decision.  The Company received less than INR 839,000 (US$12,530) in revenue in connection with flights to, from or through Sudan in the fiscal year ended March 31, 2017, representing approximately 0.009% of the Company’s total revenue during that period.

In any event, the Company notes that the U.S. economic sanctions against Sudan were formally lifted effective October 12, 2017, and have been effectively suspended since January 17, 2017.  Yet even before the lifting of sanctions against Sudan, Yatra believes its activities complied at all times with those sanctions.  This is so because Yatra is organized in India and has never been a “United States person” to which the prohibitions in the Sudanese Sanctions Regulations applied.  See 31 C.F.R. § 538.315.

Moreover, the Company’s provision of services relating to travel to and from Sudan would have been exempt from the Sudanese Sanctions Regulations while these were in effect had Yatra ever been subject to them.  Specifically, services of the type Yatra provides are covered by exemptions (a) applicable to First Amendment-protected free speech and authorizing the importation and exportation to/from each of these countries of “information and informational materials,”(1)  and (b) broadly authorizing the

(1)  31 C.F.R. § 538.212(c) (Sudan).

Ms. Shenk

Ms. Geddes
Division of Corporation Finance

February 22, 2018

“arrangement or facilitation of travel” “to or from any country,”(2) as well as all transactions “ordinarily incident to travel to or from any country.”

The Company, which monitors the U.S. sanctions to ensure regulatory compliance, anticipates that it will continue to provide these travel-related services to and from Sudan so long as they are lawful.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017, page F-2

2.              We note that you have separately reported certain items which you have defined as exceptional items, based on your accounting policy, as well as a subtotal of loss before exceptional items. We further note that you have presented your expenses by nature and that you have defined exceptional items as “items of income or expense within the statement of profit or loss and other comprehensive loss from ordinary activities which are non-recurring and are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group.” We note that IAS 1.97 indicates that “[w]hen items of income or expense are material, an entity shall disclose their nature and amount separately,” and that IAS 1.85-86 indicates that additional line times and subtotals should be disclosed to the extent management believes that information is needed to assist users in understanding an entities financial performance. Please address each of the following.

•                  Please explain why you have reported items which appear to be of a dissimilar nature in a single line item, exceptional items. Specifically address IAS 1.15 and IAS 1.32 in your response.

•                  We note that the items you have classified as exceptional items that appear to be of an operating nature (i.e., business combination transaction costs and listing expenses) and a financing nature (i.e., a contingent dividend). Please explain how your presentation complies with IAS 1.99-102 and IAS 1.BC56.

RESPONSE: The exceptional items identified by the Staff in its comment arise from the merger transaction (the “Transaction”) between the Company and NASDAQ-listed Terrapin 3 Acquisition Corporation (“TRTL”) pursuant to which TRTL became a subsidiary of the Company. TRTL was a “special purpose acquisition company,” or SPAC, formed for the purpose of effecting a merger, acquisition, or similar business combination.  The SPAC had no operations but was established as a public investment vehicle that has the expressed purpose of making an investment in an operating company.  Prior to the Transaction, TRTL had raised cash from its original listing on NASDAQ, but did

(2)  31 C.F.R. § 538.212(d) (“The prohibitions contained in this part do not apply to transactions ordinarily incident to travel to or from any country, including importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation of such travel including nonscheduled air, sea, or land voyages.”).

Ms. Shenk

Ms. Geddes
Division of Corporation Finance

February 22, 2018

not have any employees or processes.  The Transaction resulted in Yatra being the surviving entity with Yatra obtaining TRTL’s status as a NASDAQ-listed company.

The exceptional items have been disclosed separately in the Company’s consolidated financial statements under Note 44 on page F-57 of its Annual Report for the year ended March 31, 2017.  These items include: (1) listing expenses arising out of difference between fair value of shares issued and net assets acquired; (2) business combination transaction costs representing lawyers’ fees and other professional expenses for listing services; and (3) contingent dividend expense representing amounts agreed to be paid to shareholders, warrant holders, ESOP holders and swap shareholders of Yatra on achievement of certain revenue and EBITDA targets (amount is insignificant at only INR 292,000 (US$4,500)).

These were incremental and directly attributable costs incurred as a result of the Company acquiring listing status as well as raising additional capital through the issuance of shares of its capital stock. The expenses do not include any allocation of operating costs such as employee benefits. The motive of the transaction was to obtain a listing on the NASDAQ stock exchange.  Because each of the items are expenses incurred for a specific purpose/transaction and are similar in nature, they are aggregated in the consolidated statement of profit or loss and other comprehensive loss with a break-down presented in Note 44.  Moreover, we believe that the requirements of IAS 1.32 to not offset is not relevant, since these items are similar in nature.

IAS 1.97 requires disclosure of material items of income and expense separately.  The examples contained in IAS 1.98, which are inclusive, suggest that those items are infrequent in nature.  Further, IAS 1.85 requires additional line items, headings and subtotal when such presentation is relevant to an understanding of the entity’s financial performance. The expenses in question are material and are expected to be infrequent.  Consequently, a separate line item would help users of the financial statements, to better understand the financial performance of the Company.  In light of the requirements discussed in this paragraph, we believe that the presentation is a fair and faithful representation of the Company’s financial performance and was necessary for the purposes of understanding of the financial statements. Consequently we believe that the requirement of IAS 1.15 for a fair presentation is met.

The Company believes that the presentation based on the nature of expense is more reliable and more relevant for its stockholders.  IAS 1.101 requires expenses to be sub-classified to highlight components of financial performance that may differ in terms of frequency, potential for gain or loss and predictability. This is achieved by presenting a separate line item for the material and infrequent listing expense incurred.  The term “results from operating activities” is an undefined term in IAS 1.  Given the materiality, frequency and the nature of the listing expense (which is not operating), the Company believes that it would be more appropriate to exclude the exceptional listing expenses in determining the Results from Operations. Consequently, we believe that we have not violated the requirements of IAS 1.BC 56, which does not permit the separation of income and expenses of operating nature from results of operating activities.  Rather, the Company has ensured that amounts disclosed in the Results from Operations are representative of activities that would normally be regarded

Ms. Shenk

Ms. Geddes
Division of Corporation Finance

February 22, 2018

as operating. More importantly, the Company has complied with the key principles of fair presentation contained in the main standard.

Overall, the Company believes that the disclosure of exceptional items on the face of profit or loss and other comprehensive loss is a fair representation and is in compliance with the requirements of IAS 1.

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael Minahan

Michael Minahan

cc:                                Dhruv Shringi, Chief Executive Officer, Yatra Online, Inc.
Alok Vaish, Chief Financial Officer, Yatra Online, Inc.
Jocelyn Arel, Goodwin Procter LLP